UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CV Sciences, Inc. (formerly CannaVEST Corp.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126654102

(CUSIP Number)

Michael Joseph Mona, Jr.

2688 South Rainbow Boulevard, Suite B

Las Vegas, Nevada 89146

(866) 290-2157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126654102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Joseph Mona, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,5000,000
	8.	SHARED VOTING POWER 3,000,000
	9.	SOLE DISPOSITIVE POWER 4,500,000
	10.	SHARED DISPOSITIVE POWER 3,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 59,838,924 shares of common stock outstanding as of September 1, 2016, based on 52,338,924 shares of common stock outstanding as of September 1, 2016, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on September 13, 2016, and assuming the exercise of the 7,500,000 stock options to purchase shares of Common Stock of the Issuer by the Reporting Person.

2

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on the Reporting Person (as defined below) with the Securities and Exchange Commission (“SEC”) on February 12, 2016 (collectively, the “Statement”). This Amendment relates to the common stock, no par value per share (the “Common Stock”), of CV Sciences, Inc., formerly CannaVEST Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146.

Except as specifically amended by this Amendment, the disclosure in the Statement remains in full force and effect. Capitalized terms used in this Amendment but not otherwise defined shall have the meanings given to such terms in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)  This Statement is filed on behalf of Mr. Michael J. Mona, Jr., a natural person (the “Reporting Person”).

(b) The Reporting Person’s business address is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146.

(c)  The Reporting Person is the Chief Executive Officer and President of the Issuer and serves as a director on the Board of Directors of the Issuer.

(d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended to add the following paragraphs:

On July 6, 2016, the disinterested members of the Board of Directors of the Issuer approved a grant of 6,000,000 performance-based stock options to purchase shares of Common Stock (the “July 2016 Option”) to the Reporting Person pursuant to a Stock Option Grant Notice, dated July 6, 2016. The stock options (a) are durational based, conditioned upon the Issuer’s achievement of certain milestones set forth below (the “Milestones”), (b) have an exercise price equal to the fair market value of the Issuer’s common stock at the time of grant, or $0.368, and (c) have a term of ten (10) years from the date of grant. The Milestones are as follows:

(i)	25% of the stock options vest the first time the Issuer completes development of a U.S. Food & Drug Administration (“FDA”) current good manufacturing practice grade batch of successfully synthetically formulated Cannabidiol (“CBD”) for use in drug development activities;

(ii)	25% of the stock options vest the first time the Issuer files an investigational new drug application with the FDA in connection with a development program utilizing CBD as the active pharmaceutical ingredient (a “CBD Drug Product”);

(iii)	25% of the stock options vest the first time the Issuer commences a Phase I clinical trial as authorized by the FDA for a CBD Drug Product; and

(iv)	25% of the stock options vest the first time the Issuer commences a Phase II clinical trial as authorized by the FDA for a CBD Drug Product.

3

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Statement is hereby amended and restated in its entirety as follows:

(a)    The responses of the Reporting Person to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. As of the date of this Statement, the Reporting Person may be deemed to beneficially own an aggregate of 7,500,000 unexercised stock options to purchase shares of Common Stock, which constitutes 12.5% of the shares of Common Stock outstanding. The percentages set forth in Row 13 of the cover pages and this Item 5(a) assumes that 59,838,924 shares of common stock were outstanding as of September 1, 2016, based on 52,338,924 shares of common stock outstanding as of September 1, 2016, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on September 13, 2016, and assuming the exercise of the 7,500,000 stock options to purchase shares of Common Stock of the Issuer by the Reporting Person.

Item 5(b) of the Statement is hereby amended and restated in its entirety as follows:

(b)    The responses of the Reporting Person to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. The Reporting Person has sole voting power and sole dispositive power with respect to 4,500,000 shares of Common Stock. The Reporting Person and his ex-spouse, Ms. Rhonda Mona, have shared voting power and shared dispositive power with respect to 3,000,000 shares of Common Stock. As stated in Item 3 above, pursuant to the Decree, the Court awarded 3,000,000 shares of the December 2014 Option to Ms. Mona. Pursuant to the Plan the stock options to purchase shares of Common Stock granted under the Plan may not be transferred, however, pursuant to the Decree the Reporting Person believes that Ms. Mona has shared beneficial ownership of 3,000,000 of the shares of Common Stock that would be acquired upon exercise of the December 2014 Option. The business address for Ms. Mona is 2688 South Rainbow Boulevard, Suite B, Las Vegas, Nevada 89146. Ms. Mona is currently unemployed and is a United States citizen. During the past five years, Ms. Mona has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended to add the following exhibits:

Exhibit 5	CV Sciences, Inc. Non-Qualified Stock Option Agreement, dated July 6, 2016.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2016

/s/ Michael J. Mona, Jr. Michael J. Mona, Jr.

5